February 5, 2025

Tom Lewis
President, Treasurer, Secretary and Director
Lithium Corporation
1031 Railroad Street
Suite 102B
Elko, Nevada 89801

        Re: Lithium Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed April 4, 2024
            File No. 000-54332
Dear Tom Lewis:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation